SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

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☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

The Procter & Gamble Company

(Name of Registrant as Specified in Its Charter)

Trian Fund Management, L.P.
Trian Fund Management GP, LLC
Trian Partners, L.P.

Trian Partners Co-Investment Opportunities Fund, Ltd.
Trian Partners Master Fund, L.P.
Trian Partners Parallel Fund I, L.P.
Trian Partners Master Fund (ERISA), L.P.
Trian Partners Strategic Investment Fund-A, L.P.

Trian Partners Strategic Co-Investment Fund-A, L.P.

Trian Partners Strategic Investment Fund-D, L.P.
Trian SPV (Sub) XII L.P.

Trian Partners Fund (Sub)-G, L.P.

Trian Partners Strategic Fund-G II, L.P.

Trian Partners Strategic Fund-G III, L.P.

Trian Partners Strategic Investment Fund-N, L.P.

Trian Partners Strategic Fund-K, L.P.

Trian Partners Strategic Fund-C, Ltd.

Nelson Peltz

Peter W. May

Edward P. Garden

Clayton C. Daley, Jr.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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On August 16, 2017, Trian Fund Management, L.P. sent a letter to shareholders of The Procter & Gamble Company (the “Company”), which also includes additional information about the 2017 annual meeting of shareholders of the Company (the "2017 Annual Meeting"), including the date, time, and place of the 2017 Annual Meeting.

August 16, 2017

Dear Fellow P&G Shareholder:

Nelson Peltz, the CEO of Trian, has a long record of improving the operating results of underperforming companies. Over the years, we have observed a correlation between underperformance and the unwillingness to embrace outside perspectives. In our experience, a fresh perspective can lead to breakthrough ideas. As the owner of approximately $3.5 billion of Procter & Gamble shares, we want P&G to be the best-performing consumer products company in the world. Achieving that goal requires both management and the Board to consider issues in an objective manner. That’s why we at Trian are shining a spotlight on the challenges facing P&G.

We are disappointed with the letter sent to you by P&G on August 14th, because it is full of false and misleading statements intended to justify maintaining the status quo at P&G. The Company says it has “a plan that is working” and that Nelson Peltz, who has had a storied career of helping rejuvenate companies, will add no value to the Board. The reality is, over the past decade, P&G’s total return to shareholders was less than half that of its peers and has been in the bottom quartile over most recent time frames.i We don’t think that’s acceptable and, as a shareholder, you deserve more.

P&G would have you believe you face an “either/or” choice: Nelson Peltz OR the current Board and management team. That is not true. As P&G knows, Trian is NOT seeking to replace the CEO or any existing directors. We are simply asking for your vote to ADD Nelson to the Board, with his long track record of improving performance at consumer companies, to help your Board and management revitalize P&G.

Trian believes the status quo is unacceptable. P&G needs to decisively address the factors contributing to its consistent underperformance, including eroding market share, excessive costs and a cumbersome bureaucracyii that we believe creates profit-reducing complexity, obscures accountability, slows decision-making and impedes sales growth. But it will require a Board that is willing to look at the facts objectively and a management team that is prepared to act aggressively to address the core issues that are preventing P&G from reaching its full potential.

As a shareholder, you need to know the facts. The following pages set the record straight regarding the misleading arguments presented by P&G.

Lowered bar for performance over past decade

•	In 2017, management’s 3-year compensation plan targeted lackluster 2.8% long-term organic growth through 2019, meaning management would be paid in full for growing slower than P&G’s categories and losing market share. The plan also targeted 6% EPS growth through 2019.iv

•	That’s down from 2005, when P&G targeted 4-6% long-term organic growth, ahead of the market, and “double-digit” long-term EPS growth.

Weak Total Shareholder Returns

•	Over a 10-year period, P&G’s TSR was less than half that of its peers and has been in the bottom quartile over most recent time frames – this is unacceptable.

Organic sales growth has significantly underperformed peers

•	2.2% average annual sales growth since 2011 vs. peer average of 3.7%.

Volume growth worst in class

•	0.8% average annual volume growth since 2011 vs. peer average of 3.0%.

EPS growth worst in class

•	EPS growth has been flat since 2011 vs. peer average of +7% per year.

Investments not generating a return

•	$96 billion of total investment in capital expenditures, R&D and marketing expenses over the last 6 years has not increased earnings or driven market share gains.

“Since the CEO transition on November 1, 2015, our team has delivered total shareholder return (“TSR”) of 27%...the weighted average return of the companies where Mr. Peltz serves as a Board member has been only 8%”

Companies where Nelson serves as a director have meaningfully higher TSR than P&G’s.

In his letter to shareholders, David Taylor suggested that P&G’s TSR has outperformed companies on which Nelson has served on the board. P&G’s methodology is highly misleading for a few reasons:

1)	Arbitrary Time Frame: Why is David Taylor’s tenure the right time frame for assessing performance of companies that Nelson has been involved with? Wouldn’t it be far more logical to look at returns during the time frame that Nelson has been involved at those companies?
2)	“Market Value Weighted Average” TSR Methodology: P&G uses a market value weighted TSR metric to measure Nelson’s performance. This methodology is inherently misleading. For example, P&G’s methodology weights Mondelēz’s TSR performance at ~30x that of Wendy’s, based on relative market values! What’s more, P&G uses a simple average as opposed to a weighted average to measure its own peers’ performance, making its results look more favorable.
3)	P&G Has Underperformed Under This Board’s Watch: The reality is that a significant majority of P&G's directors have seen the Company underperform both the S&P 500 and peers since they were appointed.

The following table shows consumer companies’ performance during Trian’s ENTIRE involvement with each company. TSR at each of these companies has outperformed P&G – by 10% annually on average – since Trian invested.

“Mr. Peltz is not helpful to Boards and management teams that are on the right track”

“Mr. Peltz does not bring any new or needed skills to our Board”

“We believe Mr. Peltz initiated this proxy contest to satisfy his own agenda and to meet expectations of his limited partners”

Nelson brings decades of experience as an owner/operator to the boardroom.

Nelson began his career by building his family’s small produce delivery business into a formidable public company that became the largest foodservice distribution company in the Northeast. Later, as CEO of Triangle Industries, he built what would become a Fortune 100 industrial company and the largest packaging company in the world, providing great value to large consumer customers like Coca-Cola and Anheuser-Busch. He helped lead a dramatic turnaround that revitalized the Snapple beverage brand, significantly increasing sales volume and profits. The story of the Snapple turnaround is the subject of a Harvard Business School case study that details the critical link Nelson helped establish between corporate culture, innovation, brand success and sustained growth.

Nelson is a recognized leader in corporate governance.

Nelson has been recognized by the National Association of Corporate Directors (NACD), the leading trade organization for directors and boards, for three consecutive years as one of the most influential people in corporate governance – a testament to his exemplary board leadership.

Nelson’s only agenda is to improve P&G’s long-term performance.

Trian believes that P&G’s challenges stem in large part from its cumbersome organizational structure and bureaucratic culture,v which can be highly resistant to change. It is our strong view that the addition of a motivated independent director who has a material ownership stake and substantial relevant industry experience can be a valuable resource for overcoming the root causes of these challenges and helping to create the right environment for breakthrough ideas. To be clear, Nelson has no hidden agenda. His only agenda is to improve performance so that P&G can increase returns to all shareholders and create long-term shareholder value.

Nelson’s record shows how his experiences in the boardroom can benefit companies.

Nelson serves as Chairman of the Board of The Wendy’s Company, another iconic brand, where Trian has been a shareholder for more than a decade. During this period, Nelson has helped Wendy’s reinvigorate its brand and drive growth by investing to upgrade the quality of the food, marketing and in-store experience. The company just reported its 18th consecutive quarter of positive same-restaurant sales. Similarly, when Nelson went on the Board of H.J. Heinz Company in 2006, the company went on to deliver 32 consecutive quarters of organic sales growth, strong profits and share price outperformance.

TSR and EPS growth for consumer companies where Nelson has served on the Board have far outperformed the S&P 500 during the time of Trian’s investment.vi

Nelson is known for being collaborative in the board room.

We pride ourselves on our highly collaborative engagement with management and boards. In fact, those relationships have been so productive that several former CEOs and Directors we have worked with in the past now serve as Trian Advisory Partners. Among these is Bill Johnson, who was the CEO of Heinz when Nelson won a seat on the Company’s Board.

You don’t need to take our word for it; here’s what some CEOs that we have worked with say about Nelson and Trian:

“Nelson was quick to recognize that removing Snapple from a bureaucratic Quaker Oats culture would enable entrepreneurialism and innovation. The result was a dramatic sales turnaround and more than quadrupling of company value in just 3 years. And I experienced first-hand at Heinz [as a Director] how Nelson emerged from a hotly contested proxy battle to become an incredibly respected and valued Board member.”
- Mike Weinstein (CEO of Snapple from 1997-2000; H.J. Heinz Director from 2006-2013)

“I said to another CEO…who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first directors I’d ask to serve because he is an insightful, communicative, enthusiastic, energetic and available director.”
- Bill Johnson (CEO of H. J. Heinz from 1998-2013)

“Nelson is a valued and very constructive director who has made significant contributions to our board processes and business decisions. He has a sharp eye for changing consumer trends and willingly shares his ideas and best practices from his deep knowledge and extensive operating experience in the consumer goods industry.”
- Irene Rosenfeld (CEO of Mondelēz International from 2007-Present)

“I have the highest regard for Nelson Peltz and Ed Garden.  Since becoming CEO of DuPont, I have talked many times with the Trian team and appreciate their insights on strategy and operations, as well as the collaborative and productive manner in which they have engaged with us.  Their ability to rigorously analyze opportunities for long-term value maximization has been consistently demonstrated over the years.”

- Ed Breen (CEO of DuPont from 2015-Present)

As you can see, Nelson is a highly engaged shareowner with a track record of success in the boardroom and deep experience with consumer companies and brands. But in a misguided effort to keep Nelson off the Board, P&G management has mounted a massive defense and estimates it will spend approximately $35 million of your money – which we believe, in reality, will amount to at least $100 million – on multiple mailings to P&G shareholders and payments to at least nine advisors. Imagine what all that money could do if it were invested in regaining lost market share – instead of paying for four investment banks, at least two law firms, two proxy solicitors and a PR firm, that P&G has hired to keep one highly qualified shareholder out of the P&G boardroom.

With beneficial ownership of approximately $3.5 billion of P&G shares, Nelson has far more skin in the game than the entire P&G Board. He will be a motivated independent director with a laser focus on long-term shareholder value creation that can accelerate positive change – as he has done with many other consumer companies over the past 40 years.

We urge you to help us revitalize P&G by voting “FOR” Nelson Peltz on the WHITE proxy card today.

Sincerely,

TRIAN FUND MANAGEMENT, L.P.

Your vote is important. Please discard any Blue proxy cards you have received from P&G. If you have already returned a Blue proxy card, you can change your vote simply by signing, dating and returning a WHITE proxy card today. Only your latest-dated proxy card will be counted.

NOTES:

i Source: Capital IQ, SEC filings and annual reports. Total shareholder returns of the S&P 500, the Company and its peers measured through June 15, 2017, one day before rumors surfaced of Trian seeking P&G Board representation. Trian considers the Company’s peers to include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L’Oreal, Reckitt Benckiser and Unilever. We believe this peer group is relevant because each is domiciled in the United States or Europe, has a significant market capitalization and generates a significant portion of its sales in categories in which P&G competes.

ii The Trian Group believes that P&G’s organizational structure is overly “matrixed,” which we believe impedes growth by adding unnecessary complexity and cost. We understand that there are three overlapping organizational structures at P&G (Global Business Units as defined by category, Selling and Marketing Operations, and Corporate Functions), and in our view, these overlapping structures obscure accountability, increase bureaucracy and slow decision-making and impede sales growth and market shares.

iii Source: P&G SEC filings, peer SEC filings and Bloomberg.

iv Source: Euromonitor and Wall Street research.

v The Trian Group believes that P&G’s organizational structure is overly “matrixed,” which we believe impedes growth by adding unnecessary complexity and cost. We understand that there are three overlapping organizational structures at P&G (Global Business Units as defined by category, Selling and Marketing Operations, and Corporate Functions), and in our view, these overlapping structures obscure accountability, increase bureaucracy and slow decision-making and impede sales growth and market shares.

vi Please see slide 19 of the “Introductory Presentation on P&G,” filed by Trian Partners (as defined below) with the SEC under cover of Schedule 14A on July 17, 2017 (the “Introductory Presentation”), as well as the notes and disclaimers to the Introductory Presentation, which is available at RevitalizePG.com.

___________________________________

Important Information About the 2017 Annual Meeting

The Company has disclosed that the 2017 Annual Meeting will take place on Tuesday, October 10, 2017 at 9:00 a.m. Eastern Daylight Time at The Procter & Gamble Company General Offices, 1 Procter & Gamble Plaza, Cincinnati, Ohio 45202. Shareholders of record as of the close of business on August 11, 2017 (the record date for the 2017 Annual Meeting) are entitled to vote at the 2017 Annual Meeting and any postponement or adjournment thereof.

We commenced our solicitation of proxies on or about July 31, 2017, which is prior to the record date, and we will continue to solicit proxies until the date of the 2017 Annual Meeting. If you delivered a proxy prior to the record date, it will remain valid and effective so long as you continue to be a shareholder on the record date, and you do not need to deliver another proxy after the record date. If you delivered a proxy prior to the record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares you own on the record date even if that number is different from the number of shares you owned when you executed and delivered your proxy. Proxies received from persons who are not holders of record on the record date will not be effective.

The following table shows all entities known to the Company to be beneficial owners of more than 5% of any class of the Company’s voting securities, including the Company’s common stock, without par value (the “Shares”):

Title of Class	Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class

Common	BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	154,087,387	5.80%
Common	The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	177,383,781	6.62%

1 Based on information as of December 31, 2016 contained in a Schedule 13G/A filed with the SEC on January 25, 2017 by BlackRock, Inc. The Schedule 13G/A indicates that BlackRock, Inc. has (i) sole power to vote or direct to vote with respect to 130,306,193 Shares, and (ii) sole dispositive power with respect to 154,087,387 Shares.

2 Based on information as of December 31, 2016 contained in a Schedule 13G/A filed with the SEC on February 13, 2017 by The Vanguard Group. The Schedule 13G indicates that The Vanguard Group has (i) sole power to vote or direct to vote with respect to 4,163,731 Shares, (ii) shared voting power with respect to 491,081 Shares, (iii) sole dispositive power with respect to 172,764,633 shares, and (iv) shared dispositive power with respect to 4,619,148 Shares.

The following table and footnotes provide information regarding the ownership of the Shares and Series A and B ESOP Convertible Class A Preferred Stock by all directors and nominees, each named executive officer (“NEO”), and all directors and executive officers as a group as of June 30, 2017:

	Shares						Class A Preferred Stock
Name[3]	Direct and Profit Sharing[4]	Right to Acquire[5]	Trusteeships and Family Holdings[6]	Total	% of Class	RSUs[7]	Series A ESOP Convertible (%)[10]	Series B ESOP Convertible (%)[10]

Steven D. Bishop	39.617	365,190	1,369	406,176	*	32,500	8,408 (**)	0 (–)
Francis S. Blake	3,081	0	0	3,081	*	4,522	0 (–)	0 (–)

Angela F. Braly	8,848	0	0	8,848	*	21,821	0 (–)	0 (–)
Amy L. Chang	0	0	0	0	*	0	0 (–)	0 (–)
Kenneth I. Chenault	6,700	0	0	6,700	*	26,908	0 (–)	0 (–)
Giovanni Ciserani	19,901	530,931	0	550,832	*	44,346	0 (–)	0 (–)
Scott D. Cook	33,721	0	32,616	66,337	*	37,429	0 (–)	0 (–)
Mary Lynn-Ferguson-McHugh[8]	41,247	282,320	2,491	326,058	*	72,129	8,259(**)	165 (**)
Terry J. Lundgren	2,657	0	530	3,187	*	12,683	0 (–)	0 (–)
W. James McNerney, Jr.	30,476	0	0	30,476	*	37,429	0 (–)	0 (–)
Jon R. Moeller[9]	65,335	682,032	8,939	756,306	*	87,897	13,570 (**)	0 (–)
David Taylor	77,446	607,449	0	684,895	*	76,869	12,296 (**)	181 (**)
Margaret C. Whitman	0	0	11,075	11,075	*	15,067	0 (–)	0 (–)
Patricia A. Woertz	1,660	0	0	1,660	*	23,615	0 (–)	0 (–)
Ernesto Zedillo	5,785	0	0	5,785	*	38,191	0 (–)	0 (–)
30 directors and executive officers, as a group	646,576	6,334,259	59,982	7,040,817	*	954,735	113,064 (**)	1,313 (**)
Employee Stock Ownership Trust	–	–	–	–	–	–	6,097,747(**)	31,124,695(**)

*  Less than .28% for any one director or NEO, and for the directors and executive officers, as a group.

**  Less than .34% for any one director or NEO, and for the directors and executive officers, as a group; by the terms of the stock, only persons who are or have been employees can have beneficial ownership of these shares.

3 The address of each of individual is 1 Procter & Gamble Plaza, Cincinnati, Ohio 45202 and the address of the Employee Stock Ownership Trust is P.O. Box 599, Cincinnati, Ohio 45201-0599.

4 Includes unrestricted Shares over which each director or executive officer has sole voting and investment power and restricted Shares over which they have voting power but no investment power (until restrictions lapse). Shares allocated to personal accounts of executive officers under the Retirement Trust pursuant to The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “PST”). Plan participants have sole discretion as to voting and, within limitations provided by PST, investment of shares. Shares are voted by the trustees in accordance with instructions from participants. If instructions are not received by the trustees as to the voting of particular shares, shares are to be voted in proportion to instructions actually received from other participants in the Retirement Trust.

5 Total includes stock options that have vested or will vest within 60 days, Shares pursuant to the PST that will be allocated to personal accounts of executive officers within 60 days, Performance Stock Program (“PSP”) awards (as described beginning on page 35) that will deliver as Shares in August 2017, any Restricted Stock that will vest within 60 days, and any RSUs that will deliver as Shares within 60 days.

6 This column includes Shares in which voting and/or investment powers are shared. It also includes shares indirectly held through family members who reside in the household of the director or officer.

7 Restricted Stock Units (“RSUs”) represent the right to receive unrestricted Shares upon the lapse of restrictions, at which point the holders will have a non-forfeitable right to delivery of Shares on a specific date in the future. Total includes RSUs that will not deliver as Shares within 60 days and any PSP awards that will deliver as RSUs in August 2017. RSUs that will not deliver within 60 days of the record date are not considered “beneficially owned” because holders are not entitled to voting rights or investment control until the shares are delivered. RSUs that will deliver within 60 days are listed in the “Right to Acquire” column.

8 Totals include shares indirectly held by Ms. Ferguson-McHugh through her spouse, who was previously employed by the Company.

9 Totals include shares indirectly held by Mr. Moeller through his spouse, who is also employed by the Company.

10 For each director or NEO, and for the directors and executive officers, as a group, represents shares allocated to personal accounts of executive officers under the Employee Stock Ownership Trust pursuant to the PST. Plan participants have sole discretion as to voting and, within limitations provided by PST, investment of shares. Shares are voted by the Trustees in accordance with instructions from participants. If instructions are not received by the Trustees as to the voting of particular shares, shares are to be voted in proportion to instructions actually received from other participants in the Trust. For the Employee Stock Ownership Trust of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (R. L. Antoine, S. P. Donovan, Jr. and R. C. Stewart, Trustees), represents unallocated shares held via trusteeship. The voting of these unallocated shares is governed by the terms of PST, which provides that the Trustees shall vote unallocated shares held by them in proportion to instructions received from Trust participants as to voting of allocated shares. The disposition of these shares in connection with a tender offer would be governed by the terms of PST, which provides that the Trustees shall dispose of unallocated shares held by them in proportion to instructions received from Trust participants as to the disposition of allocated shares.

Important Information About the 2018 Annual Meeting

According to the Company’s proxy statement for the 2017 Annual Meeting (the “Company’s Proxy Statement”), it is anticipated that the 2018 annual meeting of shareholders (the “2018 Annual Meeting”) will be held on Tuesday, October 9, 2018. Pursuant to regulations issued by the SEC, to be considered for inclusion in the Company’s proxy statement for presentation at the 2018 Annual Meeting, all shareholder proposals must be received by the Company on or before the close of business on April 3, 2018. In addition, according to the Company’s Proxy Statement, a shareholder wishing to bring business before the 2018 Annual Meeting must provide such advance notice requirements as are forth in the Company’s Code of Regulations no earlier than February 12, 2018 and no later than July 12, 2018. Finally, based on the Company’s Proxy Statement and the one-year anniversary of the 2017 Annual Meeting, a shareholder wishing to nominate a candidate for election to the Board at the 2018 Annual Meeting must provide such notice no earlier than February 12, 2018, and no later than May 23, 2018.